Exhibit 99.54

PRESS RELEASE

Tuesday, January 8, 2008

Inter-Citic Reports High Grade Intersection in 1000 Metre Stepout Hole at Dachang. Gold Mineralization Reported in Deepest Hole Drilled To Date.

Gold Mineralization Found in 24 of 25 New Drill Holes.

January 8, 2008, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) President and CEO James Moore, is pleased to report results received from the sixth set of drill holes from its 2007 diamond drill program at its Dachang Gold Project in China.

“In addition to routinely intersecting multiple mineralized zones in almost all holes drilled, there are two potentially significant items in this set of results,” said James Moore, President and CEO of Inter-Citic. “First, drill hole CJV-299 was drilled beneath the resource blocks of our current NI 43-101-compliant inferred resource to test whether the mineralization continued at depth. We discovered at a vertical depth of 215 metres a continuous 23 metre zone of gold mineralization at 5 grams per tonne beneath the current resource block. This seems to indicate that the resource is open for growth at depth.”

“The second potentially significant result is from a step out hole over one kilometre away from the most easterly resource block of our current NI 43-101 compliant resource area,” said Moore. “It is along strike with the existing resource and drilled close to a highly prospective trenching result. Hole CJV-302 returned two separate zones of mineralization including a high grade interval of 6 metres averaging 11.69 grams per tonne contained gold. Although more testing is needed, the results lead us to believe it is a continuation of the mineralized fault that hosts our resource.”

Highlights:

•	24 of 25 drill holes reported in this release returned mineralized gold zones, with aggregate widths up to 34 metres within potential open pit depths.

•

Drill hole CJV-299 is the deepest hole drilled to date on the Dachang East area of the property, drilled beneath the current resource area of the Dachang Main Zone. It intersected 23.0 metres of continuous mineralization averaging 5.03 grams per tonne contained gold at a down hole intercept from 236 to 259 metres and at a vertical depth of 215 metres.

•

Drill hole CJV-302 is in a new area of gold discovery approximately 1000 metres from the eastern limit and along strike of the Company’s 43-101 compliant resource block at the Dachang Main Zone. CJV-302 intersected two separate zones of mineralization including 6.0 metres averaging 11.69 grams per tonne contained gold and a further interval of 16.0 metres of continuous mineralization averaging 3.91 grams per tonne gold.

While more testing is required, the Company believes that the mineralization reported in hole CJV-302 represents an eastern extension of the mineralized fault that hosts the Dachang Main Zone well beyond the extent of the rest of 2007’s drilling.

Drill hole CJV-302 was drilled 100 m east of and 150 m south of trench number TC-1401 reported in the Company’s press release of October 15, 2007. Trench TC-1401 reported 28 metres of continuous mineralization with an average gold grade of 9.11 grams per tonne gold. Trench TC-1401 is located on-strike and approximately 1000 metres east of the Dachang Main Zone’s defined resource area.

Additional Drill Results Highlights:

•

Drill hole CJV-281 intersected multiple mineralized zones, including 8.0 metres of continuous mineralization averaging 4.83 GPT gold and another zone of 4.0 metres of continuous mineralization averaging 5.01 GPT contained gold.

•	Drill hole CJV-282 intersected multiple mineralized zones, including 9.0 metres of continuous mineralization averaging 4.13 GPT contained gold.

•	Drill hole CJV-288 intersected multiple mineralized zones, including 20.0 metres of continuous mineralization averaging 4.29 GPT contained gold.

•	Drill hole CJV-289 intersected multiple mineralized zones, including 7.0 metres of continuous mineralization averaging 5.39 GPT contained gold.

•

Drill hole CJV-292 intersected multiple mineralized zones, including 4.0 metres of continuous mineralization averaging 6.33 GPT gold and another zone of 5.0 metres of continuous mineralization averaging 7.27 GPT contained gold.

•	Drill hole CJV-299 intersected multiple mineralized zones, including 23.0 metres of continuous mineralization averaging 5.03 GPT contained gold.

Detailed drilling results are set out in the chart below:

Diamond Drill Hole (DDH) No.	Section & Location	Dip (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-281	10500 W	-82	24.00	25.00	1.00	0.65
	DMZ-I		68.00	69.00	1.00	1.12
			77.00	81.00	4.00	0.67
			94.00	95.00	1.00	0.58
			126.00	134.00	8.00	4.83
			144.00	150.00	6.00	1.86
			153.00	157.00	4.00	5.01
			169.00	172.00	3.00	1.23
			175.00	176.00	1.00	0.67
			180.00	182.00	2.00	0.85
			194.00	196.00	2.00	1.95

Diamond Drill Hole (DDH) No.	Section & Location	Dip (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-282	1400 E	-45	23.00	32.00	9.00	4.13
	DMZ-X		42.00	48.00	6.00	1.78
			55.00	56.00	1.00	0.53
			60.00	62.00	2.00	0.64
			67.00	68.00	1.00	0.53
			71.00	72.00	1.00	2.02
			76.00	77.00	1.00	0.81

CJV-283	4850 W	-45	62.00	72.00	10.00	1.96
	DMZ-I		75.00	76.00	1.00	0.82

CJV-284	1400 E	-65	32.00	35.00	3.00	4.03
	DMZ-X		38.00	47.00	9.00	0.58
			51.00	53.00	2.00	0.51

CJV-285	1400 E	-85	45.00	48.00	3.00	3.08
	DMZ-X		113.00	114.00	1.00	1.09

CJV-286	10900 W	-65	54.00	55.00	1.00	13.70
	DMZ-I		65.00	66.00	1.00	0.58
			70.00	71.00	1.00	4.23
			76.00	77.00	1.00	2.76
			85.00	101.00	16.00	1.71
			106.00	108.00	2.00	1.59
			111.00	112.00	1.00	0.65
			119.00	120.00	1.00	1.42

CJV-287	1400 E	-62	57.00	58.00	1.00	1.23
	DMZ-X		90.00	99.00	9.00	6.11
			102.00	103.00	1.00	0.58
			130.00	131.00	1.00	1.11
			140.00	142.00	2.00	0.58

CJV-288	11300 W	-45	87.00	88.00	1.00	1.48
	DMZ-I		106.00	126.00	20.00	4.29
			142.00	143.00	1.00	1.03
			150.00	155.00	5.00	6.70
			158.00	160.00	2.00	1.45

Diamond Drill Hole (DDH) No.	Section & Location	Dip (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-289	4850 W	-70	67.00	73.00	6.00	0.68
	DMZ-I		76.00	83.00	7.00	5.39
			87.00	88.00	1.00	1.05
			183.00	189.00	6.00	3.60
			194.00	195.00	1.00	3.69

CJV-290	11300 W	-65	83.00	84.00	1.00	2.34
	DMZ-I		121.00	129.00	8.00	1.42
			132.00	135.00	3.00	0.77
			139.00	140.00	1.00	1.19
			170.00	171.00	1.00	3.97
			183.00	191.00	8.00	3.40

CJV-291	1400 E	-45	86.00	99.00	13.00	5.34
	DMZ-X		103.00	104.00	1.00	1.22

CJV-292	1400 E	-85	43.00	45.00	2.00	0.66
	DMZ-X		71.00	75.00	4.00	6.33
			94.00	99.00	5.00	7.27
			104.00	105.00	1.00	2.04
			108.00	126.00	18.00	1.46
			135.00	137.00	2.00	1.16
			149.00	150.00	1.00	2.49
			176.00	177.00	1.00	1.05

CJV-293	10900 W	-45	61.00	62.00	1.00	1.24
	DMZ-I		83.00	96.00	13.00	1.92
			107.00	113.00	6.00	4.41
			125.00	126.00	1.00	1.71
			129.00	135.00	6.00	1.32
			138.00	141.00	3.00	0.71
			144.00	145.00	1.00	0.69
			149.00	150.00	1.00	0.82
			166.00	167.00	1.00	1.29

CJV-294	900 E	-45	74.00	75.00	1.00	0.94
	DMZ-X		81.00	82.00	1.00	0.59

Diamond Drill Hole (DDH) No.	Section & Location	Dip (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-295	10900 W	-73	73.00	74.00	1.00	1.97
	DMZ-I		108.00	110.00	2.00	2.02
			116.00	117.00	1.00	0.54
			127.00	129.00	2.00	1.25
			141.00	143.00	2.00	1.03
			159.00	160.00	1.00	0.65
			167.00	170.00	3.00	6.95

CJV-296	900 E	-85	57.00	58.00	1.00	0.76
	DMZ-X

CJV-297	1900 E	-45	23.00	27.00	4.00	2.16
	DMZ-X		30.00	31.00	1.00	1.90
			40.00	44.00	4.00	0.96
			53.00	54.00	1.00	0.62
			70.00	71.00	1.00	0.53
			107.00	108.00	1.00	3.50

CJV-298	900 E	-45	48.00	54.00	6.00	0.62
	DMZ-X		66.00	70.00	4.00	0.85
			108.00	109.00	1.00	0.53
			142.00	143.00	1.00	2.30

CJV-299	5100 W	-65	100.00	103.00	3.00	5.00
	DMZ-I		220.00	223.00	3.00	1.00
			228.00	229.00	1.00	2.77
			236.00	259.00	23.00	5.03

CJV-300	1900 E	-85	19.00	20.00	1.00	1.04
	DMZ-X		25.00	30.00	5.00	2.64
			36.00	44.00	8.00	1.17
			57.00	58.00	1.00	0.50
			91.00	97.00	6.00	1.58
			126.00	131.00	5.00	1.82
			145.00	150.00	5.00	3.08
			163.00	165.00	2.00	1.57

CJV-301	900 E	-85	18.00	19.00	1.00	2.69
	DMZ-X		79.00	83.00	4.00	1.64
			100.00	101.50	1.50	1.62

CJV-302	1900 E	-45	61.00	62.00	1.00	0.81
	DMZ-X		77.00	83.00	6.00	11.69
			97.00	113.00	16.00	3.91

Diamond Drill Hole (DDH) No.	Section & Location	Dip (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-303	12700 W	-45	40.00	42.00	2.00	2.05
	DMZ-I		48.00	49.00	1.00	0.76
			57.00	66.00	9.00	1.51
			89.00	90.00	1.00	1.54
			93.00	94.00	1.00	0.79
			98.00	111.00	13.00	2.19
			118.00	119.00	1.00	0.68

CJV-304					No significant assays returned

CJV-305	400 E	-45	39.00	40.00	1.00	0.58
	DMZ-X		47.00	49.00	2.00	0.94
			79.00	80.00	1.00	1.00

CJV-306	900 E	-65	51.00	52.00	1.00	0.72
	DMZ-X		76.00	79.00	3.00	1.91
			96.00	101.00	5.00	1.04
			108.00	109.00	1.00	0.80
			112.00	116.00	4.00	2.37
			134.00	135.00	1.00	0.60
			157.00	159.00	2.00	0.69
			195.00	199.00	4.00	0.67

Assay cut-off for the above table was at 0.5 gpt Au, however, intervals were determined by geological interpretation of consistent mineralized zones. Broader intervals may include waste intervals of up to 2m. There was no evidence of nugget effect and none were topcut. True widths for the intervals above have yet to be determined.

DMZ: Dachang Main Zone – A 2km long zone of mineralization defined by the 2006 DDH program

DMZ-I: Dachang Main Zone-Infill – A 2007 infill hole drilled on the DMZ

DMZ-X: Dachang Main Zone Extension – A new zone of mineralization extending off the eastern end of the DMZ

PVZ: Placer Valley Zone – A new south dipping mineralized fault 1 km south of DMZ

Drill holes on the Dachang Main Zone Extension (DMZ-X) are in new areas and outside the limits of the resource blocks in the company’s current DMZ resource estimate. Infill holes on the original Dachang Main Zone (DMZ) are testing continuity of the Company’s existing NI 43-101-compliant resource area.

Maps of the property showing the areas of the current drill program described in this release can be found on the Company’s web-site at www.inter-citic.com.

Sample Methodology:

Drill core samples were taken at geologically significant intervals, typically over one metre. Core recovery was in excess of 90%. The designated sample intervals were cut with a diamond saw by qualified technicians. One half of the cut core was selected for assay with the remaining half being placed back into the core box. Care was taken to ensure that neither half of the core represents a bias with respect to the nature and mineral content of the sample. The sample interval and methodology are consistent with industry standards. Drill core samples were shipped to SGS Geochemical Laboratories (“SGS”) located in Kunming and Tianjin, China for sample preparation and 50g fire assay with AA finish. SGS is the world’s leading inspection, verification, testing and certification company. Analytical work is performed in accordance with recognized standards such as ASTM, ISO, JIS, and other accepted industry standards. Accuracy of the results is tested through the systematic inclusion of reference samples and duplicate samples.

Security of Samples: All of the samples collected at Dachang are stored in a restricted secure storage area. Samples are shipped by truck to Golmud and delivered to Inter-Citic’s courier agent in Golmud for shipment to the various laboratories for analysis. Inter-Citic’s courier agents are present at all transshipment points between Golmud and the laboratories. Exploration at Dachang was conducted with the assistance of the numerous professionals from the Qinghai Geological Survey Institute, working in co-operation with Inter-Citic’s technical team on site and supervised by Mr. Garth Pierce, Vice-President of Exploration.

Mr. Michael W. Leahey, P.Geo., the Company’s internal Qualified Person under the requirements of National Instrument 43-101, has reviewed a copy of this press release.

Mr. B. Terrence Hennessey, P.Geo., of Micon International Limited is a Qualified Person under the requirements of National Instrument 43-101 and has reviewed a copy of this press release.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China, including its Dachang Gold Project in Qinghai Province. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2006 Financial Statements and Annual Information Form available on the SEDAR website at www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.